SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH, 2013

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000

COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Item	Description of Items

1.	Consolidated Financial Statements as of December 31, 2012 and 2011 and January 1, 2011, and for the years ended December 31, 2012 and 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B DE C.V.

By:	/s/ Gonzalo Alarcon
Name:	Gonzalo Alarcon
Date:	March 28, 2013
Title:	General Counsel

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Financial Statements
December 31, 2012 and 2011 and January
1, 2011, and for the years ended December
31, 2012 and 2011

Maxcom Telecomunicaciones, S. A. B. de C. V. and Subsidiaries

Consolidated Financial Statements as of December 31, 2012 and 2011 and January 1, 2011, and for the years ended December 31, 2012 and 2011

(Continued)

Independent Auditors Report

The Board of Directors and Stockholders

Maxcom Telecomunicaciones, S. A. B. de C. V.:

We have audited the accompanying consolidated financial statements of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries (the ‘Company’), which comprise the consolidated statements of financial position as of December 31, 2012, 2011 and January 1, 2011, the consolidated statements of comprehensive loss, changes in stockholders’ equity and cash flows for the years ended, December 31, 2012 and 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audits in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries, as of December 31, 2012, 2011 and January 1, 2011, and of its consolidated financial performance and its consolidated cash flows for the years ended, December 31, 2012 and 2011, in accordance with International Financial Reporting Standards.

KPMG CARDENAS DOSAL, S. C.

/s/ Luis A. Carrero Román
Luis A. Carrero Román

March 25, 2013

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2012 and 2011 and January 1, 2011
(In thousands of Mexican pesos)

	December 31, 2012	December 31, 2011	January 1, 2011
Assets
Current assets:
Cash and cash equivalents (note 8)	$146,516	$396,580	$375,224
Derivative financial instruments (note 16)	16,385	27,583	—
Accounts receivables— net (note 9)	614,674	654,740	714,661
Value added tax recoverable	49,668	88,554	166,465
Other sundry debtors	72,775	46,236	67,719
Inventory — net	17,512	8,895	25,678
Prepaid expenses	16,047	25,109	31,647
Total current assets	933,577	1,247,697	1,381,394

Non-current assets:
Telephone network systems and equipment — net (note 11)	3,892,246	3,956,307	4,231,838
Intangible assets — net (note 12)	136,326	127,419	175,785
Deferred income taxes — net (note 10)	9,793	12,888	—
Prepaid expenses	—	—	6,881
Guaranty deposits	7,769	7,709	7,526
Derivative financial instruments (note 16)	15,756	54,058	—
Other assets	2,151	2,151	2,151
Total long lived assets	4,064,041	4,160,532	4,424,181

Total assets	$4,997,618	$5,408,229	$5,805,575

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$406,532	$215,773	$346,204
Accruals	27,752	19,701	33,724
Current installments of obligations under capital leases	5,488	2,975	1,693
Customer deposits	2,152	2,051	2,158
Other taxes payable	25,999	34,626	54,127
Accrued interests (note 14)	11,920	14,372	12,705
Total current liabilities	479,843	289,498	450,611

Non-current liabilities:
Derivative financial instruments (note 16)	—	—	13,534
Senior notes (note 14)	2,282,774	2,744,287	2,432,882
Installments of obligations under capital leases	5,173	6,141	4,920
Other accounts payable	30,970	39,650	48,372
Labor obligations upon retirement (note 17)	4,198	2,485	1,691
Other long term liabilities	29,333	28,345	34,351
Deferred income taxes — net (note 10)	—	—	13,235
Total long-term liabilities	2,352,448	2,820,908	2,548,985

Total liabilities	2,832,291	3,110,406	2,999,596

Stockholders’ equity (notes 18 and 19):
Capital stock	4,814,428	4,814,428	4,814,428
Additional paid-in capital	3,592	817,054	813,135
Accumulated losses	(2,652,693)	(3,333,659)	(2,820,522)
Repurchase of shares	—	—	(1,062)
Total stockholders’ equity	2,165,327	2,297,823	2,805,979

Total liabilities and stockholders’ equity	$4,997,618	$5,408,229	$5,805,575

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos, except share data)

	2012	2011

Net revenues (note 7)	$2,201,252	$2,375,941

Operating costs and expenses:
Network operating costs	812,086	770,257
Selling, general and administrative expenses	699,611	795,544
Depreciation and amortization	576,565	668,655
Other expenses	171,279	123,761
Restructuring charges (note 3)	5,899	8,129
Total operating costs and expenses	2,265,440	2,366,346

Operating (loss) income	(64,188)	9,595

Interest expense	(300,941)	(297,497)
Interest income	5,779	2,748
Foreign currency gain (loss)	190,477	(338,047)
Gain on repurchase of senior notes (note 14)	97,845	—
Derivative financial instruments (loss) gain (note 16)	(49,500)	95,174

Net finance cost	(56,340)	(537,622)

Loss before income taxes	(120,528)	(528,027)

Income taxes expense (benefit) (note 10):	15,560	(14,890)

Net loss and comprehensive loss for the year	$(136,088)	$(513,137)

Loss and comprehensive loss per share:
Basic loss per common share (pesos)	(0.17)	(0.65)
Diluted loss per common share (pesos)	(0.17)	(0.65)

Weighted average basic shares (thousands)	789,819	789,819
Weighted average diluted shares (thousands)	789,819	789,819

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

	Capital stock	Additional paid-in capital	Accumulated losses	Repurchase of shares	Total stockholders’ equity

Balances as of January 1, 2011	$4,814,428	$813,135	$(2,820,522)	$(1,062)	$2,805,979
Stock option plan (note 19)	—	3,919	—	—	3,919
Repurchase of shares	—	—	—	1,062	1,062
Comprehensive net loss	—	—	(513,137)	—	(513,137)
Balances as of December 31, 2011	$4,814,428	$817,054	$(3,333,659)	$—	$2,297,823

Balances as of January 1, 2012	$4,814,428	$817,054	$(3,333,659)	—	$2,297,823
Reclassification of additional paid-in capital (note 18)	—	(817,054)	817,054	—	—
Stock option plan (note 19)	—	3,592	—	—	3,592
Comprehensive net loss	—	—	(136,088)	—	(136,088)
Balances as of December 31, 2012	$4,814,428	$3,592	$(2,652,693)	$—	$2,165,327

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

	2012	2011
Cash flow from operating activities:
Loss before taxes	$(120,528)	$(528,027)
Adjustments for:
Depreciation and amortization	576,565	668,655
Loss on sale of telephone network systems and equipment	59,625	72,477
Foreign exchange (gain) loss not realized	(207,596)	319,573
Gain on repurchase of senior notes	(97,845)	—
Interest expense	300,941	297,497
Derivative financial instruments	49,500	(95,174)
Cost of stock option plan	3,592	3,919
Other non-cash items	(100,048)	(200,607)

Subtotal	464,206	538,313

Changes in:
Accounts receivable	121,485	248,474
Value added tax recoverable	38,886	77,911
Other sundry debtors	(26,539)	21,483
Inventory	(8,488)	14,814
Prepaid expenses	9,062	13,419
Accounts payable	190,759	(130,521)
Customer deposits	101	(107)
Other taxes payable	(8,627)	(19,501)
Income taxes paid	(2,452)	1,667
Other accounts payable	(8,680)	(8,724)
Labor obligations upon retirement	1,713	794
Other liabilities and taxes payable	988	(6,006)

Net cash generated from operating activities	772,414	752,016

Cash flows from investing activities:
Capital expenditures	(583,390)	(419,630)
Proceeds from sale of telephone network systems and equipment	2,354	2,395
Decrease in other non-current assets	(60)	(183)

Net cash used in investing activities	(581,096)	(417,418)

Cash flows from financing activities
Interest paid	(260,625)	(295,830)
Repurchase of senior notes	(182,302)	(20,979)
Capital lease, payment of credits	1,545	2,505
Repurchase of shares	—	1,062

Net cash used in financing activities	(441,382)	(313,242)

Net (decrease) increase in cash and equivalents	(250,064)	21,356

Cash and cash equivalents:
At beginning of year	396,580	375,224

At end of year	$146,516	$396,580

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

as of December 31, 2012 and 2011 and January 1, 2011,

and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

NOTE 1 — ENTITY, INCORPORATION AND CHANGE OF INCORPORATION STRUCTURE:

Maxcom Telecomunicaciones, S. A. B. de C. V. (“Maxcom” or the “Company”), is a Mexican Limited Liability Public stock Corporation with variable capital incorporated on February 28, 1996. Its main corporate purpose is the construction and operation of a telephone network, voice over IP, local, national and international long-distance telephone services, public telephone, data transfer services, internet, pay TV, virtual private network services and other value-added services, within Mexico. The Company also provides mobile telephone services as a virtual mobile network operator. The Company began its commercial operations in May 1999.

Pursuant to the resolutions adopted by the shareholders at the General Extraordinary and Ordinary Shareholders Meetings held on September 13, 2007, and by virtue of the public offering of shares carried out by the Company in Mexico and abroad, Maxcom was denominated as a publicly listed stock company with variable capital (“sociedad anónima bursátil de capital variable” or “S. A. B. de C. V.”). Now, the Company is subject not only to the applicable provisions of the Business Corporations Law but to the stock exchange regulations under the Stock Exchange Laws in Mexico and the United States of America, as well as the supervision of the National Banking and Securities Commission in Mexico (“NBSC”, “Comisión Nacional Bancaria y de Valores” or “CNBV”) and the U. S. Securities and Exchange Commission in the United States of America (“SEC”). Upon the terms of such resolutions, the by-laws of the Company were amended in their entirety to conform them to the Stock Exchange Act (“Ley del Mercado de Valores”) and ancillary regulations.

Maxcom is a company domiciled in Guillermo González Camarena St. # 2000, C.P. 01210, México, D.F.

NOTE 2 — CONCESSIONS, FREQUENCY RIGHTS AND INTERCONNECTION AGREEMENTS:

Concessions:

On February 3, 1997, the Mexican Ministry of Communications and Transportation (“Secretaría de Comunicaciones y Transportes” or “SCT”) awarded the Company a concession to install and operate a public telecommunications network in Mexico (the “concession”). This concession is not exclusive. The initial term of the concession is 30 years and includes certain renewal rights. Subsequently, on December 7, 1999, September 27, 2001 and December 2, 2004, the Company received amendments to the initial terms and conditions of the concession.

The concession grants the Company the right to provide local, national and international long-distance telephone services, data transfer services and other value-added services in any part of the Republic of Mexico and, under the last amendment dated December 2, 2004, certain obligations were set forth for the Company, as described in Note 20c.

On August 4, 2006, the SCT granted Maxcom a concession to provide cable television services and audio in the city of Puebla. Shortly thereafter, the SCT issued the Convergence Regulations, under which different types of telecommunications service providers are authorized to provide certain services in addition to those included under the original concessions.

On January 17, 2007, the Mexican Federal Telecommunications Commission (“Comisión Federal de Telecomunicaciones” or “COFETEL”) authorized Maxcom to provide mobile virtual network operator (“MVNO”) services, based on its 1996 concession. This authorization allows Maxcom to provide mobile telephone services throughout Mexico using its own brand, acquiring capacity from other concessionaires of this service in Mexico. As a result of this authorization, Maxcom is the first, and thus far, the only telecommunications concessionaire to offer quadruple-play services (voice, video, data and cellular) on an extensive basis under its own brand name. The terms of the cable television and restricted radio concession and the MVNO authorization match the thirty-year term (expiring in 2026) of the concession granted in 1996 and impose no further obligations, including minimum coverage or investment additional commitments.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

Frequency rights:

On October 3, 1997, the Mexican Federal Government through the SCT granted the Company ten frequency right concessions (the “frequency rights”) to use and exploit different bands of the radio-electric spectrum and to establish point-to-point and point-to-multi-point microwave links; seven are nationwide point-to-point and three are regional point-to multipoint microwave concessions. The frequency rights became effective on February 28, 1998, and shall remain in effect until 2018, see Note 12.

In accordance with the terms of these frequency rights concessions, the Company must provide to the SCT a guarantee on its operations in the form of a surety bond and renew it every year, see Note 20d.

Convergence agreement:

On October 2, 2006, the Mexican Federal Government, through the SCT, issued a non-binding agreement for the rendering of services in convergence, which is known as “Agreement of Convergence of Fixed Services of Local Telephone and Restricted Audio and/or Television that are provided through Wired and Wireless Public Networks” (“Convergence Agreement”).

The convergence agreement allows certain concessionaires of services of telecommunications to provide other services not included in the original concessions that were granted to them. The suppliers of cable television will now be able to provide the service of internet and telephone. Also the telephone operators, like Maxcom, will now be able to provide restricted services of audio and/or video. On October 13, 2006, Maxcom notified the SCT its compliance and voluntary adhesion to the Convergence Agreement and, therefore, the SCT authorized to provide the restricted services of audio and video besides to the previously authorized as a part of the original concessions of the public telecommunications network.

Interconnection agreements:

On January 22, 1999, the Company entered into a contract to provide local interconnection services (the “local interconnection agreement”) with Teléfonos de México, S. A. B. de C. V. (“Telmex”), whereby the parties agree to render interconnection services to finish local traffic in the other party’s network.

Likewise, the Company subscribed an interconnection agreement to handle Maxcom’s long distance traffic towards Telmex’s local network and Telmex’s long distance traffic towards Maxcom’s local network.

The Company has negotiated the signing of various amending agreements to the local interconnection agreement with Telmex, to extend the original term of the local interconnection contract, irrespective of the fact that the contract provides that the interconnection between the two companies is carried out based on the clause of “continuous application”. This clause sets forth that upon termination of the first period, the original terms and conditions of the contract will continue in full force and effect until the parties sign a new contract to continue interconnecting their networks. This contract has had yearly updates up until now.

During 2003 and 2002, the Company entered into various interconnection and reselling agreements with other local and long distance carriers and mobile phone companies, as well as agreements which allow the Company to render public telephone services through the capacity acquired from mobile networks.

The rights and obligations under certain interconnection contracts of Telereunion were transferred to Maxcom at the end of 2006 and beginning of 2007.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

NOTE 3 — RELEVANT CORPORATE EVENTS:

COFETEL resolution on interconnection rates:

On June 14, 2011 the Company received from COFETEL, the final decision on the dispute brought before this body on December 22, 2010 on the interconnection rate between the Company and the mobile operators: Calling Party Pays (“CPP”) and Calling Party Pays National (“CPPN”) based on the Articles 42, 43 and 44 of the Mexican Federal Telecommunications Law issued by the Department of Communications and Transportation.

COFETEL ruled that the CPP and CPPN rates to be paid by Maxcom to major mobile operators would be Ps 0.3912/minute (without rounding), for the period from January 1st to December 31, 2011. During 2010 the Company paid Ps 1.00/minute for the concept of interconnection charges. COFETEL set these rates based on the principle of Total Service Long-Run Incremental Cost (LRIC).

Restructuring:

In 2012 and 2011 the Company incurred restructuring charges of $5,899, $8,129, respectively, mainly due to severance payments, which are recognized in operating costs and expenses.

Liquidity:

In recent quarters, the Company has experienced declines in revenues and cash flows, which may affect its liquidity if those trends are not reversed. As described in Note 14 — senior notes, the Company’s Senior Notes are due on December 15, 2014. The Company plans to address this situation by completing the Recapitalization Transactions and Exchange Offer (see Note 21 — subsequent events).

NOTE 4 — BASIS OF PREPARATION:

(a)        Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These are the Company’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards has been applied.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 22.

In accordance with the General Corporation Law and the Company’s bylaws, the stockholders are empowered to modify the consolidated financial statements after issuance.

The accompanying consolidated financial statements were authorized for issuance on March 25th, 2013, by Mr. Salvador Álvarez, Maxcom’s Chief Executive Officer, and consequently do not reflect events after this date.

(b)        Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•         Derivative financial instruments are measured at fair value; and

•         The cost of certain items of telephone network systems and equipment at January 1, 2011, the date of transition to IFRS, was determined by reference to its revalued amount under the previous accounting principles as its deemed cost.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

(c)        Functional and presentation currency

These consolidated financial statements are presented in Mexican pesos, which is the Company’s functional currency. All financial information presented in Mexican pesos has been rounded to the nearest thousands, except when otherwise indicated.

(d)        Use of estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are expected to be the same as those that will apply to the first annual IFRS financial statements.

i)           Judgments

The key judgments made in applying accounting policies that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

Revenue recognition from bundled contracts

Customer contracts that include both equipment and bundled services (voice, data, pay TV or mobile services) are evaluated to determine whether the components are separable. IFRS do not contain detailed guidance on how separate components within an arrangement should be identified. Management uses its judgment to determine whether the component has stand-alone value to the customer and its fair value can be measured reliably and, accordingly, accounts for the separable elements. The conclusions reached may have a significant effect on the amounts recognized in the consolidated financial statements since they impact the timing of revenue recognition. See Note 5(k).

ii)          Use of estimates

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the future are as follows:

Derivative financial instruments

As described in Notes 5(c) (iv) below, the Company holds derivative financial instruments to hedge its foreign currency exposures. The Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company´s documented financial risk management. For the description of the assumption applied in determining the fair value see Note 6.

Employee Benefits

As described in Note 5(i), the Company recognizes the net obligation of the defined benefit plans, which is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years, discounted to determine its present value. The calculation is performed annually by a qualified actuary using the projected unit credit method.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

Valuation of long-lived assets

As described in Notes 5(e) and (f) below, the Company reviews its depreciation and amortization methods and estimates of useful lives and residual values of long-lived assets (including telephone network systems and equipment and intangibles and frequency rights) each annual reporting date and adjusts them if appropriate.

For impairment testing, assets are grouped into cash generating units (CGU), i.e., the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash flows of other assets. Since the Company provides bundled services and the network and certain intangibles are common across many services, Management has determined that such assets should be tested for impairment at the level of the whole economic entity.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Key assumptions used in the calculation of recoverable amounts are the discount rate, the asset’s salvage values and EBITDA(1) margins.

As of December 31, 2012, based on the Company’s impairment testing, no additional impairment loss was recognized.

Utilization of tax losses

The Company does not recognize a deferred tax asset arising from unused tax losses or tax credits due to the uncertainty the Company and its subsidiaries have sufficient taxable temporary differences or convincing other evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized by the Company.

Allowance of doubtful accounts receivable

The allowance for doubtful accounts represents the estimate of losses resulting from the failure or inability of our customers to make required payments. Determining the allowance for doubtful accounts receivable requires significant estimates. The Company uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions suggest changes from historical trends. Management considers the provision to be sufficient to cover the potential risk of uncollectible accounts; however, actual results may differ from the estimates resulting in a material adjustment to the carrying amounts of the accounts receivable within the next financial year.

Estimates related to revenues

Generally installation expenses are charged to our residential customers and related revenues are recognized when installation is complete. No installation expenses are charged to our commercial clients and such costs are capitalized and amortized on a straight line basis for a period of 20 years. Installation cost capitalized are expensed once the relationship with the customer is terminated.

With respect to bundled contracts where separate components are identified, revenue is allocated using the relative fair values of each component. Changes in actual retention periods of customers or fair values assigned to different components could have a significant impact to the reported amounts of revenues in our statement of operations within the next financial year.

(1)  EBITDA for any year is net income (loss) excluding depreciation and amortization, net finance cost, other (income) expenses and tax.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

NOTE 5 — SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2011 for the purposes of the transition to IFRS.

(a)                            Basis of consolidation

i.                            Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

ii.                         Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

The consolidated financial statements include the accounts of Maxcom and its subsidiaries of which it controls and has almost 100% of the voting shares:

Subsidiary company	%

Asesores Telcoop, S. A. de C. V. (i)	99.9	Business advisory services
Celmax Móvil, S. A. de C. V. (i)	99.0	Telecommunication services
Corporativo en Telecomunicaciones, S. A. de C. V.	99.9	Technical personnel services
Fundación Maxcom, A. C. (i)	99.9	Donee
Maxcom Servicios Administrativos, S. A. de C. V.	99.9	Administrative personnel services
Maxcom SF, S. A. de C. V.	99.9	Financial services
Maxcom TV, S. A. de C. V. (i)	99.9	Cable television services
Maxcom USA, Inc. (i)	100.0	International telecommunications services
Servicios MSF, S. A. de C. V. (iii)	99.9	Administrative personnel services
Outsourcing Operadora de Personal, S. A. de C. V.	99.9	Technical personnel services
Sierra Comunicaciones Globales, S. A. de C. V.	99.9	Infrastructure leasing
Sierra USA Communications, Inc. (ii)	100.0	International telecommunication services
TECBTC Estrategias de Promoción, S. A. de C. V.	99.9	Technical personnel services
Telereunión, S. A. de C. V. (ii)	99.9	Long distance and infrastructure leasing
Telscape de México, S. A. de C. V. (ii)	99.9	Real estate services

(i)          These companies are in pre-operational stage.

(ii)       These companies were formerly part of VAC Group (former owner statements of Telereunion Group), which together and hereinafter are referred to as “Grupo Telereunión”.

(iii)             Subsidiary established in 2011.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

(b)                            Foreign currency

i.                           Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on retranslation are recognized in profit or loss.

(c)                             Financial instruments

i.                         Non-derivative financial assets

The Company initially recognizes loans and receivables on the date that they are originated. All other financial assets (including assets designated as at fair value through profit or loss) are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

ii.                      Non-derivative financial liabilities

The Company initially recognizes debt securities issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial liabilities into the other financial liabilities category. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Other financial liabilities comprise mainly the senior notes (including accrued interest), obligations under capital leases, bank overdrafts, and trade and other payables.

iii.                   Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Repurchase, disposal and reissue of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for repurchase shares. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is presented in share premium.

iv.                  Derivative financial instruments

The Company holds derivative financial instruments to hedge its foreign currency exposures.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. When a derivative financial instrument is not designated in a qualifying hedge, all changes in its fair value are recognized immediately in profit or loss.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

To mitigate exposure to Peso/U.S. Dollar foreign exchange fluctuation risks, the Company sparingly uses derivative financial instruments such as cross currency swaps.

For accounting purposes, these derivative instruments, although intended for hedging purposes from an economic perspective, have been designated as trading instruments as they do not comply with all the requirements to qualify for hedge accounting. Derivative gains or losses are shown in the statement of comprehensive income and statement of cash flows as either operating or financing items depending on the nature of the item being economically hedged. In particular, the interest rate and cross currency swaps are presented within the derivative financial instruments gain (loss) line item and within financing activities, in the statement of comprehensive income and statement of cash flows, respectively.

(d)                            Inventories

Inventories consist of material used to install telephone lines and network build-out, and are measured at the lower of cost and net realizable value. The cost of inventories is based on the average cost formula, and includes expenditures incurred in acquiring the inventories, and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, selling expenses.

The allowance for obsolescence and slow-moving was evaluated on a six months basis, and according to the results of this evaluation, products are subject to a slow-moving or obsolescence allowance.

(e)                             Telephone network systems and equipment - Net

i.                            Recognition and measurement

Items of telephone network systems and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost of certain items of telephone network systems and equipment at January 1, 2011, the date of transition to IFRS, was determined by reference to its revalued amount under the previous accounting principles which were restated through December 31, 2007, by applying factors derived from the Mexican National Consumer Price Index (“NCPI”).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The Company constructs certain of its own network systems and related facilities. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets.

When parts of an item of telephone network systems and equipment have different useful lives, they are accounted for as separate items (major components) of telephone network systems and equipment.

The gain or loss on disposal of an item of telephone network systems and equipment is determined by comparing the proceeds from disposal with the carrying amount of the systems and equipment, and is recognized net within other income/expenses in profit or loss.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

Maintenance and minor repair costs are charged to results as incurred; replacement and improvement costs are capitalized. The cost and related allowances of assets sold or retired are removed from the accounts, and any resulting profit or loss is reflected in the statement of results of operations, in other expenses.

ii.                    Subsequent costs

The cost of replacing a component of an item of telephone network systems and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized and recorded as an expense. The costs of the day-to-day servicing of systems and equipment are recognized in profit or loss as incurred.

iii.                 Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed, and if a component has a useful life that is different from the remainder of that asset, then that component is depreciated separately.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of telephone network systems and equipment. Leased assets and leasehold improvements are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

Installation costs include labor, tools and supplies. Installation costs related to commercial customers are capitalized and amortized on a straight line basis for a period of 20 years. Installation costs capitalized are expensed once the relationship with the customer is terminated.

The estimated useful lives for the current and comparative periods are as follows:

Estimated useful life (years)

Telecommunications network and equipment	Between 23 and 24
Public telephone equipment	8
Leasehold improvements	Between 2 and 20
Radio equipment	30
Line installation cost	20
Electronic equipment	25
Capitalized expenses due to construction of networks	30
Capitalized comprehensive financing cost	10
Computer equipment	5
Transportation equipment	4
Office furniture	10
Other	10
Engineering equipment	10

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and adjusted if appropriate.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

(f)                        Intangible assets

Intangible assets that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and impairment losses.

As previously mentioned (Note 2), the SCT awarded the Company, at no cost; a concession to install and operate a public telecommunications network for a 30-year period. The concession and the related grant were initially recognized at their nominal amount, therefore, they have no recorded value for financial reporting purposes and they are only disclosed in a note to these consolidated financial statements.

i.                                 Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

ii.                              Amortization

Amortization is based on the cost of an asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Useful life (years)

Infrastructure rights	30 and 15
Software licenses	3.3
Frequency rights	20*

*                           Amortization of frequency rights is amortized over the term of the frequency rights.

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(g)                      Leased assets

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and are not recognized in the Company’s statement of financial position.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

(h)                     Impairment

i.                                 Non- derivative financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, adverse changes in the payment status of borrowers or issuers in the Company, economic conditions that correlate with defaults or the disappearance of an active market for a security.

Loans and receivables

The Company considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant loans and receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. Interest on the impaired asset continues to be recognized. When a subsequent event (e.g. repayment by a debtor) causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

The Company records an allowance in the amount of 90% of accounts receivable with balances due over 90 but less than 119 days old, and of 100% of accounts receivable due over 120 days old, except when there is a collection agreement with a client. In such cases, the allowance amount is 30% with balances due over 90 days if there is not a settlement negotiated with the client. Accounts handed over to the Company’s legal collection services are reserved up to a 100%, or less depending on the success rate indicated by the attorney handling the account.

ii.                              Non-financial assets

The carrying amounts of the Company’s non-financial assets, inventories, and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. An impairment loss is recognized if the carrying amount of an asset or its related CGU exceeds its estimated recoverable amount.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

The Company’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets in the CGU (group of CGUs) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)                          Employee benefits

i.                               Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on government bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

The plant workers are entitled to a seniority premium as stated in article 162 of Mexican Federal Labor Law, in accordance with the following rules:

I.                              Seniority premiums consist of the amount of twelve days salary for each year of service;

II.                         Seniority premiums are paid to workers who voluntarily separate its employment after they have completed fifteen years of service, at least. Also be paid to the ones that separate with justification and those who are separated from their employment, regardless of justification or lack of justification for dismissal.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan liabilities. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

All actuarial gains and losses at January 1, 2011, the date of transition to IFRS, were recognized in deficit from prior years. The Company recognizes all actuarial gains and losses arising subsequently from defined benefit plans and expenses related to defined benefit plans in personnel expenses in profit or loss.

The Company recognizes gains or losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs. The gain or loss on curtailment comprises any resulting change in the fair value of plan assets, change in the present value of defined benefit obligation and any related actuarial gains or losses and past service cost that had not previously been recognized.

As of December 31, 2012 and for purposes of recognizing benefits upon retirement, the remaining average service life of employees entitled to plan benefits approximates 27.8 years.

ii.                         Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting date, then they are discounted to their present value.

iii.                      Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

iv.                     Share-based payment transactions

For equity instruments that were granted to employees after November 7, 2002 that will vest after January 1, 2011, date of transition to IFRS, the grant-date fair value of share-based payment awards is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Stock options are granted to members of the Board of Directors, Company officers and employees, as described in Note 19.

The net amount of the stock options exercised, excluding any expenses or cost due to transactions related to the payment, are credited to shareholders’ equity and to additional paid-in capital at face value. On the other hand, cash received from exercised stock options is recorded as equity in additional paid-in capital. During 2012 no options were exercised, in 2011 options were exercised in the amount of $7,559.

(j)                          Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(k)                       Revenue

Revenues from the sale of telephone equipment to clients are recognized at the time of delivery of said equipment and the risk and rewards are transferred to the customer. Revenues from services are recognized as rendered.

Generally installation expenses are charged to our residential customers and related revenues are recognized when installation is complete.

Revenues from public telephone services are recognized based on the cash collected and the estimated uncollected cash from services rendered at the date of the consolidated financial statements.

Revenues from interconnection services are recognized on accrual basis. The Company entered into local interconnection agreements with various telephone companies under the “bill and keep” compensatory clause. In accordance with these agreements, if the imbalance between local calls originated from the other telephone concessionaire and completed by Maxcom, and the calls originated from Maxcom and completed by the other telephone company over the course of one month do not exceed an established percentage, there will be no payment of an interconnection rate charge to the user for interconnection services. However, if the imbalance exceeds that percentage in a particular month, the Company or the telephone concessionaire is subject to a charge per minute. The aforementioned percentage of imbalance was 5% during the years 2012 and 2011.

The Company also has interconnection agreements for long-distance and mobile services with other concessionary telephone companies. However, they do not include the clause of the “bill and keep” compensatory agreement.

Revenues from pay television services are recognized as rendered.

Revenues from mobile telephone services are recognized on monthly basis when the traffic with suppliers of mobile telephone has been reconciled and the charge to the client has been recorded.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

For the mobile telephone revenues the Company evaluates the revenue recognition of multiple-element arrangements evaluating the time and manner in which revenues for the different accounting units should be recognized. For the Company the separated accounting units are the sale of mobile telephone equipment and mobile services.

Customer contracts that include both equipment and bundled services (voice, data, pay TV or mobile services) are evaluated to determine whether the components are separable. Revenue from bundled services is recognized in the month in which the services are provided. Bundle revenues are distributed among voice, data, pay TV or mobile services.

Revenues from lease of transmission capacity through the fiber optic ring are recorded in deferred revenue when billed in advance and then recognized ratably into revenue over the term of the contract.

(l)                           Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

Determining whether an arrangement contains a lease

At inception of an arrangement, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Company the right to control the use of the underlying asset.

At inception or upon reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognized at an amount equal to the fair value of the underlying asset. Subsequently the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Company’s incremental borrowing rate.

(m)                   Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, fair value gains on financial assets at fair value through profit or loss, gains on the re-measurement to fair value of any preexisting interest in an acquire. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, fair value losses on financial assets at fair value through profit or loss, impairment losses recognized on financial assets (other than trade receivables).

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

(n)                       Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

1.	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

2.	Temporary differences related to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

3.	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Under current tax law, companies will be required to pay the greater of ISR (“Impuesto sobre la renta” or Income tax) or IETU (“Impuesto empresarial a tasa única” or Flat rate business tax). If IETU is payable, the payment is considered final and not subject to recovery in subsequent years. The income tax law current tax reforms from January 1, 2010, the income tax rate for fiscal years 2010 through 2012 is 30%, for 2013 is 29% and 28% for 2014 onwards. IETU rate is 17.5% for 2010 onwards.

As of December 31, 2012, the Company and its Mexican subsidiaries are subject to IT and IETU individually, which means that they are not consolidated for tax payment calculations.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

(o)                  Earnings per share

The Company presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

(p)                  Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components and which is reviewed regularly by the Company’s CEO to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available. The Company has determined that it has one operating segment: Telecommunications. The segment offers different service products to its customers based on the type of market, divided as follows: residential, commercial, public telephone, wholesale and others. The financial information reviewed by our chief operating decision maker includes revenue by market, but operating expenses and assets are reported on a combined basis for the entire operating unit. The Company also divided its operating segment in the following geographical destinations: Metropolitan Area, Central-South, and North (all within Mexico).

(q)                  Business and credit concentration

The Company provides its services to a vast array of customers, thus avoiding dependency on any single customer. The Company carried out significant transactions with certain suppliers, mainly: Radiomóvil Dipsa, S.A. de C.V., Telmex and Pegaso PCS, S. A. de C. V.

NOTE 6 — FINANCIAL RISK MANAGEMENT:

Overview

The Company has exposure to the following risks from its use of financial instruments: credit risk; liquidity risk and market risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has established the management and the Audit Committee as responsible for developing and monitoring the Company’s risk management practices. The committee reports regularly to the Board of Directors on its activities.

The Company’s risk management practices are established to identify and analyze the risks faced by the Company, to monitor risks. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Company Audit Committee oversees how management monitors compliance with the Company’s risk management practices and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities.

Accounts receivables

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company provides its services to a vast array of customers, thus avoiding dependency on any single customer; therefore, there is no concentration of credit risk. Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas.

The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company research on the credit behavior of its customers. This information is supplied by independent rating agencies (“Buró de Crédito” or “Círculo de Crédito”) where available and, if not available, the Company uses other publicly available financial information and its own trading records to rate its major customers. Where appropriate, guarantees are required in the form of deposits (customer deposits). The Company’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by management and the Audit Committee.

As described in Note 5(h), the Company recognizes impairment of receivables through an allowance for doubtful accounts which is further detailed in Note10 below.

Impairment losses

Aging of trade receivables at the reporting date:

	December 31, 2012		December 31, 2011		January 1, 2011
	Gross	Impairment	Gross	Impairment	Gross	Impairment
Not past due	$456,543	—	435,869	—	490,089	—
Past due 0-90 days	108,241	—	145,997	—	129,266	—
Past due 91-120 days	—	—	—	—	—	—
More than 121 days	635,880	585,990	577,444	504,570	411,324	316,018
	$1,200,664	585,990	1,159,310	504,570	1,030,679	316,018

See in Note 9 the movement in the allowance for doubtful accounts.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

Investments

The Company limits its exposure to credit risk by investing only in overnight government instruments and only with trustworthy banks. Management does not expect any counterparty to fail to meet its obligations.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company monitors cash flow requirements and optimizing its cash return on investments. Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The following are the Senior Notes and Accounts Payable maturities as of December 31, 2012 and 2011 including estimated interest payments:

As of December 31, 2012	Interest rate porcentage	Less than 1 year	From 1 year to 2 years	From 3 to 5 years	Total
Senior Notes	11%		2,282,774		2,282,774
Fixed annual interest rate of 11%, payable semiannually		253,464	253,464		506,928
Accounts payable		406,532			406,532
Interest accounts payable	Floating rate	966	737	15	1,718

As of
December 31, 2011
Senior Notes	11%			2,744,287	2,744,287
Fixed annual interest rate of 11%, payable semiannually		272,334	544,669		817,003
Accounts payable		215,773			215,773
Interest accounts payable	Floating rate	720	587	17	1,324

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Group buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by Management Board and the Audit Committee.

Currency risk

We entered into currency swap transactions with Morgan Stanley (France), SAS to minimize the exchange rate risks related to the coupon payments with respect to U.S.$150 million aggregate principal amount of our senior notes.

In May 2011 we amended the cross currency swap agreements with Morgan Stanley (France), SAS to delete from the agreements the clause authorizing Morgan Stanley to terminate the agreements in case the credit rating of the Company continues to decline. In counterpart, we agreed to deposit U.S.$1.5 million in a collateral account in Morgan Stanley.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company’s policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Note 15 provides the details on the foreign currency position of the Company as of the date of the statements of financial position.

Sensitivity analysis

A strengthening of the US Dollar, as indicated below, against the Mexican peso at December 31, 2012 would have increased loss by the amount shown below. This analysis is based on a 10% foreign currency exchange rate variance on the Senior Notes liability at the carrying amount of U.S.$177.1 million The analysis assumes that all other variables, in particular interest rates, remain constant.

Loss
December 31, 2012

US Dollar (10% strengthening)	$230,410

Interest rate risk

The senior notes due 2014 constitute substantially all of the Company’s indebtedness and bear interests at a fixed rate. However, the Company has entered into currency swaps that change the profile of interest payments of a portion of its debt to achieve the desired mix between fixed and floating rate borrowings. Note 16 further describes these swap transactions.

The exposure to interest rate risk arising from financial assets held is not deemed material to the Company’s financial statements.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

Sensitivity analysis

The Company manages the market risk (interest rate risk and currency risk) of the derivative financial instrument in its position through the use of value at risk (VaR). VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at a given confidence level. 500 historic items were observed. The VaR methodology used by Maxcom is a parametric model with a 99% confidence level and one-day time horizon. The table below sets out the VaR for Maxcom regarding the financial derivatives held in position as of:

Month End	Fair Value Derivative	Value at Risk @99%

December 2012	$32,141	5,844
December 2011	81,641	13,322

VaR results presented above imply that Maxcom would expect to incur a loss in December, 2012 of $5,844 and December 2011 $13,322, under normal market conditions with a 99% confidence level. Such VaR measure has limitations that are described as follows:

1.                                      Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

2.                                      VaR using a 99% confidence level does not reflect the extent of potential losses beyond that percentile. Even within the model used there is a one percent probability that losses would exceed the VaR.

3.                                      VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

4.                                      These limitations and the nature of the VaR measure mean that Maxcom can neither guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 20 business days.

5.                                      The Company considers that under current market conditions the VaR measure reported represents reasonably the risk exposure of its derivatives portfolio.

The characteristics of the cross currency swaps acquired by Maxcom match perfectly the characteristics of the primary position (debt), thus a 100% effectiveness of the hedge is expected notwithstanding with the stress scenario or sensitivity test used, due to the fact that any change in fair value or the Cross Currency Swap will offset the change in fair value for the primary position.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

The market risk factors that affect the fair value of the financial derivatives are MXN Rate TIIE, USD Rate LIBOR and FX Rate MXN/USD.

Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Capital consists of capital stock, repurchase of shares reserve, additional paid-in capital and accumulated losses of the Company.

From time to time the Company purchases its own shares on the market; the timing of these purchases depends on market prices. Primarily the shares are intended to be used for issuing shares under the Company’s share option program. Buy and sell decisions are made on a specific transaction basis by the General Management Director; the Company does not have a defined share buy-back plan.

There were no changes in the Group’s approach to capital management for the year ended December 31, 2012.

Fair value of financial instruments carried at amortized cost

Except as detailed in the following table, the directors consider that the carrying amounts of financial liabilities recognized in the consolidated financial statements for the years ended December 31, 2012 and 2011, approximate their fair values.

	December 31, 2012		December 31, 2011
	Carrying amount	Fair Value	Carrying amount	Fair value

Senior notes and accrued interest	2,294,694	1,556,773	2,758,659	1,668,721
Obligations under capital leases	10,661	—	9,116	—

The fair values of financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

Determination of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Trade and other receivables

The fair value of accounts receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

Derivatives

The fair value of the cross currency forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds). The fair value of interest rate swaps is based on broker quotes. Those quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group entity and counterparty when appropriate.

Share-based payment transactions

The fair value of the employee share options and the share appreciation rights is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

Fair value hierarchy

The different levels have been defined as follows:

•                                          Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                                          Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•                                          Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NOTE 7 — OPERATING SEGMENTS:

The Company operates in the telecommunication business sector and has only one reportable segment. The segment offers different service products to its customers based on the type of market divided as follows: residential, commercial, public telephone, wholesale and others. However, most of the infrastructure is commonly used by the different services products in all markets and equally specific telecommunications services, such as local service, long distance and “calling party pays” (CPP) that can be provided in one or more markets. Therefore, discrete financial information is not available because there is no measure of segment profit or loss by each of these markets. The financial information reviewed by our chief operating decision maker includes revenue by market, but operating expenses and assets are reported on a combined basis for the entire operating unit.

Information about products and services

The revenue is divided as shown below:

Segment	For the year ended December 31, 2012	For the year ended December 31, 2011

Residential	$1,003,507	$994,663
Business	632,027	606,964
Public telephone	174,887	232,794
Wholesale	374,124	526,876
Others	16,707	14,644
Total revenues	$2,201,252	$2,375,941

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

Each of the above markets is comprised of homogeneous customers.

Information about geographical areas

The information by geographical location (all within Mexico) including revenue, total assets, and additions of the telephone network, systems and equipment is as follows:

Services	Metropolitan Area	Central- South	North	Total

Period for the year ended December 31, 2012:
Local	$1,084,411	$616,197	$9,958	$1,710,566
Long distance	201,492	186,833	46,480	434,805
Rent of dedicated links	208	—	—	208
Sale of equipment to customers	12,886	2,023	3	14,912
Capacity leasing	40,761	—	—	40,761
Total revenue	$1,339,758	$805,053	$56,441	$2,201,252
Total assets as of December 31, 2012	$3,532,318	$1,057,631	$407,669	$4,997,618
Acquisition of telephone network systems and equipment for the year ended December 31, 2012	$576,391	$2,910	$4,089	$583,390

Services	Metropolitan Area	Central- South	North	Total

Period for the year ended December 31, 2011:
Local	$1,278,055	$651,898	$34,587	$1,964,540
Long distance	208,406	138,967	24,089	371,462
Rent of dedicated links	233	—	—	233
Sale of equipment to customers	2,460	1,572	11	4,043
Capacity leasing	35,663	—	—	35,663
Total revenue	$1,524,817	$792,437	$58,687	$2,375,941
Total assets as of December 31, 2011	$3,934,072	$1,076,125	$398,032	$5,408,229
Acquisition of telephone network systems and equipment for the year ended December 31, 2011	$328,269	$75,710	$15,651	$419,630

Information about major customers

There is no single external customer for whom its revenues amount to 10% or more of a Company’s revenues.

NOTE 8 — CASH AND CASH EQUIVALENTS:

	December 31, 2012	December 31, 2011	January 1, 2011
Cash	$71,940	$133,313	$55,872
Cash equivalents	74,576	263,267	319,352
Total	$146,516	$396,580	$375,224

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

NOTE 9 — ACCOUNTS RECEIVABLE:

	December 31,	December 31,	January 1,
	2012	2011	2011
Accounts receivable	$1,200,664	$1,159,310	$1,030,679
Allowance for doubtful accounts	(585,990)	(504,570)	(316,018)
Total current assets	$614,674	$654,740	$714,661

The credit period is generally 25 days from the date of the invoice. Certain customers are granted extended credit periods up to 3 months.

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting period for which the Company has not recognized an allowance for doubtful accounts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

Age of receivables that are past due but not impaired

	December 31,	December 31,	January 1,
	2012	2011	2011
60-90 days	$45,229	$33,100	$35,254
Average age (days)	75	75	75

Movement in the allowance for doubtful accounts

			January 1,
	2012	2011	2011

Balance at beginning of the year	$504,570	$316,018	$233,260

Charged to cost and expenses	81,420	188,552	168,482

Deductions	—	—	(85,724)

Balance at end of year	$585,990	$504,570	$316,018

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

NOTE 10 — DEFERRED INCOME TAXES:

(a)                       Recognized deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities, at December 31, 2012 and 2011 are presented below:

	IT
	2012	2011
Deferred tax assets:
Employee benefits	$1,259	746
Provisions	19,024	25,763

Deferred tax assets	20,283	26,509

Deferred tax liabilities:
Prepaid expenses	4,814	7,533
Advance payments	5,676	5,386
Derivative financial instruments	—	702

Deferred tax liabilities	10,490	13,621

Net deferred tax asset, recorded in the statements of financial position	$9,793	12,888

Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available, against which the deductible temporary differences can be utilized. In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies past in making this assessment. As of December 31, 2012 and 2011, the Company had not recognized deferred tax assets amounting to $834,640 and $870,596, respectively.

(b)                       Total income tax expense (benefit) for the years ended December 31, 2012 and 2011 amounted to $15,560 and $(14,890), respectively.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

(c)                  Reconciliation of effective tax rate:

	2012		2011
	%	$	%	$
Loss before income taxes		(120,528)		(528,027)
Total income tax expense (benefit)	13%	15,560	(3)%	(14,890)

Income tax expense (benefit) using the Company’s domestic tax rate	(30)%	(36,158)	(30)%	(158,408)

Employee Statutory Profit Sharing	1%	1,054	1%	1,504
Inflationary effect	(5)%	(6,597)	(1)%	(7,739)
Non-deductible expenses	24%	28,677	7%	37,457
Unrecognized deferred tax assets	(30)%	(35,956)	20%	104,844
Change in enacted tax rates	—	—	5%	28,083
Tax loss carryforwards that expired	53%	63,557	—	—
Change in tax regime (flat tax)	—	—	(4)%	(19,917)
Other	1%	983	(1)%	(714)
	13%	15,560	(3)%	(14,890)

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

NOTE 11 - TELEPHONE NETWORK SYSTEMS AND EQUIPMENT - NET:

Telephone network systems and equipment consist of:

									Capitalized
									expenses	Capitalized
	Line	Telecommunications	Public						due to	comprehensive
	installation	network and	telephone	Computer	Engineering	Radio	Transportation	Electronic	construction	financing	Leasehold	Office
	cost	equipment	equipment	equipment	equipment	equipment	equipment	equipment	of networks	cost	improvements	furniture	Other	Total

Cost Balance at January 2011	774,408	4,083,516	713,911	261,698	21,266	400,488	64,935	259,832	586,720	263,090	1,233,449	49,135	40,850	8,753,298

Additions	72,220	222,985	(55,948)	3,300	855	3,215	3,936	45	38,908	17,650	9,003	827	847	317,843

Disposals	(3,697)	(129,850)	—	—	—	—	(8,655)	—	—	(3,608)	—	—	—	(145,810)
Balance at 31 December 2011	842,931	4,176,651	657,963	264,998	22,121	403,703	60,216	259,877	625,628	277,132	1,242,452	49,962	41,697	8,925,331

Additions	67,602	248,797	48,445	3,168	787	8,415	2,676	—	38,468	17,024	30,219	664	1,089	467,354

Disposals	(5,304)	(38,881)	(62,358)	(2,075)	—	—	(3,401)	—	—	(12,188)	—	—	—	(124,207)
Balance at 31 December 2012	905,229	4,386,567	644,050	266,091	22,908	412,118	59,491	259,877	664,096	281,968	1,272,671	50,626	42,786	9,268,478

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

									Capitalized
									expenses	Capitalized
	Line	Telecommunications	Public						due to	comprehensive
	installation	network and	telephone	Computer	Engineering	Radio	Transportation	Electronic	construction	financing	Leasehold	Office
	cost	equipment	equipment	equipment	equipment	equipment	equipment	equipment	of networks	cost	improvements	furniture	Other	Total
Accumulated depreciation and impairment losses

Depreciation	(154,899)	(1,789,623)	(241,803)	(174,105)	(14,437)	(173,726)	(46,516)	(256,854)	(240,169)	(68,762)	(390,859)	(24,212)	(20,674)	(3,596,639)

Impairment	(113,963)	(598,474)	(105,060)	—	—	(58,936)	—	—	(86,343)	(38,717)	—	—	—	(1,001,493)
Impairment amortization	8,725	45,818	8,043	—	—	4,512	—	—	6,610	2,964	—	—	—	76,672
Balance at January 2011	(260,137)	(2,342,279)	(338,820)	(174,105)	(14,437)	(228,150)	(46,516)	(256,854)	(319,902)	(104,515)	(390,859)	(24,212)	(20,674)	(4,521,460)

Additions	(51,711)	(200,074)	(90,046)	(34,589)	(979)	(13,752)	(9,369)	(173)	(60,655)	(26,632)	(99,838)	(4,101)	(3,287)	(595,206)

Disposals	40	15,415	46,991	—	—	—	8,189	—	—	303	—	—	—	70,938
Impairment amortization	7,560	27,017	6,299	5,061	143	2,012	173	25	8,874	3,852	14,607	600	481	76,704
Balance at 31 December 2011	(304,248)	(2,499,921)	(375,576)	(203,633)	(15,273)	(239,890)	(47,523)	(257,002)	(371,683)	(126,992)	(476,090)	(27,713)	(23,480)	(4,969,024)

Additions	(51,858)	(174,386)	(78,102)	(29,428)	(1,011)	(12,179)	(6,501)	(163)	(59,544)	(26,972)	(99,376)	(3,758)	(2,863)	(546,141)

Disposals	14	21,836	34,977	1,953	—	—	3,100	—	—	348	—	—	—	62,228
Impairment amortization	8,218	24,180	6,836	4,355	160	1,930	539	26	9,438	4,220	15,752	596	455	76,705
Balance at 31 December 2012	(347,874)	(2,628,291)	(411,865)	(226,753)	(16,124)	(250,139)	(50,385)	(257,139)	(421,789)	(149,396)	(559,714)	(30,875)	(25,889)	(5,376,232)
Carrying amounts

At January 2011	514,271	1,741,237	375,091	87,593	6,829	172,338	18,419	2,978	266,818	158,575	842,590	24,923	20,176	4,231,838
At 31 December 2011	538,683	1,676,730	282,387	61,365	6,848	163,813	12,693	2,875	253,945	150,140	766,362	22,249	18,217	3,956,307
At 31 December 2012	557,355	1,758,276	232,185	39,338	6,784	161,979	9,106	2,738	242,307	132,572	712,957	19,751	16,898	3,892,246

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

as of December 31, 2012 and 2011 and January 1, 2011,

and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

As of December 31, 2012 the estimated cost remaining to conclude the construction in progress is $139,611 and management expects to conclude them before December 31, 2013.

As of December 31, 2012 the amount of contractual commitments for the acquisition of Telephone network systems and Equipment is $10,834.

As part of the agreements entered into with the holders of senior notes issued on December 20, 2006, as mentioned in Note 14, the Company committed all of Maxcom’s telephone network systems and equipment as collateral in favor of said bond holders.

Although the assets mentioned above have been encumbered in favor of the senior notes holders, the Company can make use of those assets as long as the requirements and conditions established in the instruments that govern issuance of the bonds are met.

The Company entered into financial lease agreements with Autoarrendadora Integral, S. A. de C. V. in pesos for transportation equipment.

The gross amount of fixed assets recognized under leases that are capitalized is comprised as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Transportation equipment	$2,740	$3,132	$4,959
Accumulated depreciation	(149)	$(317)	$(367)

Total	$2,591	$2,815	$4,592

NOTE 12 - INTANGIBLE ASSETS:

Intangible assets are comprised as follows:

Cost	Frequency rights	Software	Expenses to be amortized	Pipes Rights	Fiber Rights	Projects	Brand Rights	Total
Balance at January 2011	94,674	376,838	102,548	27,365	73,279	25,454	373	700,531
Additions	—	11,787	90,000	—	—	—	—	101,787
Balance at 31 December 2011	94,674	388,625	192,548	27,365	73,279	25,454	373	802,318
Additions	—	56,036	60,000	—	—	—	—	116,036
Balance at 31 December 2012	94,674	444,661	252,548	27,365	73,279	25,454	373	918,354

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

as of December 31, 2012 and 2011 and January 1, 2011,

and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

Accumulated amortization and impairment losses

	Frequency rights	Software	Expenses to be amortized	Pipes Rights	Fiber Rights	Projects	Brand Rights	Total
Amortization	(61,573)	(246,515)	(102,548)	(16,830)	(24,225)	(25,085)	—	(476,776)
Impairment (Note 5h)	(11,799)	(38,952)	—	—	(3,828)	—	—	(54,579)
Impairment amortization	1,446	4,701	—	—	462	—	—	6,609
Balance at January 2011	(71,926)	(280,766)	(102,548)	(16,830)	(27,591)	(25,085)	—	(524,746)
Amortization	(3,936)	(59,510)	(90,000)	(912)	(2,443)	(85)	—	(156,886)
Impairment amortization	1,283	4,962	—	—	488	—	—	6,733
Balance at 31 December 2011	(74,579)	(335,314)	(192,548)	(17,742)	(29,546)	(25,170)	—	(674,899)
Amortization	(4,255)	(46,193)	(60,000)	(912)	(2,443)	(58)	—	(113,861)
Impairment amortization	1,283	5,008	—	—	441	—	—	6,732
Balance at 31 December 2012	(77,551)	(376,499)	(252,548)	(18,654)	(31,548)	(25,228)	—	(782,028)

Carrying amounts

At January 2011	22,748	96,072	—	10,535	45,688	369	373	175,785
At 31 December 2011	20,095	53,311	—	9,623	43,733	284	373	127,419
At 31 December 2012	17,123	68,162	—	8,711	41,731	226	373	136,326

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

as of December 31, 2012 and 2011 and January 1, 2011,

and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

NOTE 13 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

For the years ended December 31, 2012 and 2011, related party transactions are analyzed as follows:

	For the year ended December 31, 2012	For the year ended December 31, 2011
Expenses paid to:
Telecomunicaciones Móviles de México, S. A. de C. V. (2)	$3,648	$3,417
BBG Wireless (1)	504	3,387
GS Comunicación (5)	2,513	3,285
Vázquez Eduardo (6)	972	882
Vásquez Gabriel Agustín (6)	806	792
Bank of America, Co. (7)	311	465
Autokam Regiomontana, S. A. de C. V. (3)	80	419
MG Radio (4)	—	150
Servicios corporativos VAC (8)	6	9
Total	$8,840	$12,806

Revenues from telephone services collected from related parties.

(1)         Corresponds to cluster construction.

(2)         Corresponds to interest payments and a portion of the capital pertaining to a loan to settle Telereunion’s debt with the Comisión Federal de Electricidad (CFE).

(3)         Corresponds to costs related to the purchase of vehicles.

(4)         Corresponds to advertising services.

(5)         Corresponds to payments regarding marketing consulting services.

(6)         Corresponds to lease of sites and offices owned by a relative of a Maxcom shareholder.

(7)         Corresponds to expenses related to the debt restructuring and travel expenses related to a risk capital investment fund of Bank of America (Maxcom shareholder).

(8)         Corresponds to representation expenses.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

as of December 31, 2012 and 2011 and January 1, 2011,

and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

The accounts due to and due from balances arising from operations with related parties as of December 31, 2012, December 31, 2011 and January 1, 2011 were the following:

	December 31,	December 31,	January 1,
	2012	2011	2011
Due from:

Proa Mensaje y Comunicación, S. A. de C. V.	$—	$11	$11
Guijarro de Pablo y Asociados, S. C.	—	6	6
Shareholder María Elena Aguirre Gómez	—	1	1
Shareholder Gabriel Vázquez Cartens	1	1	—
Difusión Panorámica, S. A. de C. V.	14	—	15
Porcelanatto, S. A. de C. V.	—	—	11
Shareholder María Guadalupe Aguirre Gómez	—	—	1
Total	$15	$19	$45

	December 31, 2012	December 31, 2011	January 1, 2011
Due to:

Telecomunicaciones Móviles de México, S. A. de C. V. (1)	$25,294	$26,579	$27,868
BBG Wireless	6,555	1,254	9,278
GS Comunicación, S. A. de C. V.	598	117	142
Autokam Regiomontana, S. A. de C. V.	—	24	107
Vázquez Eduardo	—	11	—
Servicios Corporativos VAC	—	11	—
MG Radio	—	—	5
Total	$32,447	$27,996	$37,400

Accounts payable and receivable from related parties are included within accounts receivable customers and accounts payable, respectively.

(1)         On January 5, 2010, Electromecánica de Guadalajara, S. A. de C. V. gave the rights of the loan to Telecomunicaciones Móviles de Mexico, S. A. de C. V.

Key management personnel compensation

	For the year ended December 31, 2012	For the year ended December 31, 2011

Short-term employee benefits	$49,180	$54,641
Termination benefits	2,399	2,399
Share-based payments	5,383	270
Total	$56,962	$57,310

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

as of December 31, 2012 and 2011 and January 1, 2011,

and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

NOTE 14 — SENIOR NOTES:

As of December 31, 2012, December 31, 2011 and January 1, 2011, bonds payable were comprised as follows:

	December 31,	December 31,	January 1,
	2012	2011	2011

Long term:

Senior notes maturing on December 15, 2014, bearing interest at a fixed annual rate of 11%, payable semiannually as from June 15, 2007.	$2,282,774	$2,744,287	$2,432,882

On December 20, 2006, the Company issued debt instruments denominated “Bonds” in the international markets in the amount of U.S.$150.0 million in accordance with Rule 144A and Regulation S, both part of the U.S. Securities Act of 1933. On January 10, 2007 and September 5, 2007, the Company issued additional Bonds in the amount of U.S.$25.0 million each, on the same global offer and under the same terms as those of the initial placement.

As of December 31, 2012, December 31, 2011 and January 1, 2011, accrued interest payable on these bonds amounted to $11,920, $14,372 and $12,705, respectively.

As part of the agreements reached with the Bondholders, the Company agreed to encumber, in order of priority and degree, in favor of said Bondholders, the fixed assets that comprise the item “Telephone Network System and Equipment”, including, but are not limited to constructions, transportation equipment and vehicles, computers, information electronic data processing equipment, telecommunications and office furniture and equipment. The guarantee was perfected on February 13, 2007 through a voluntary mortgage set up in order of priority and degree.

Even though the above-mentioned assets have been pledged to the Bondholders, the Company can make use of said assets, provided the requirements and conditions established in the instruments that govern the issuance of the Bonds are met.

The main characteristics of this Bond issue are that it: a) represents preferential liabilities of the Company (subject to the mortgage mentioned in the paragraphs above); b) “pari passu” (equal rights and conditions like any other similar debt entered into by the issuer) on payment rights on all current company principal debt; c) is considered preferential debt in regards to any future principal debt of the Company; and d) is unconditionally guaranteed by the shares of all the Company’s subsidiaries, except by the shares of Grupo Telereunion companies, which were pledged beginning in 2009, and d) is subject to registration before the Securities and Exchange Commission (SEC), in accordance with the Registration Rights Agreement, this record was duly completed on November 19, 2007, according to the values’ exchange described below.

On November 19, 2007 the bonds exchange program was completed for an approximate amount of 200.0 million dollars and registered with the SEC with the same characteristics of maturity, interest rate and almost all other characteristics.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

The aforementioned Bonds contain positive and negative covenants, which have been duly complied with as of December 31, 2012, December 31, 2011 and January 1, 2011.

Interest paid abroad is subject to income tax withholding at a rate of 4.9%, payable by the Bondholder and interest is payable net. However, the Company assumed the obligation to pay interest free of any charge or tax burden to the Bondholders, absorbing the cost of the retention of withholding taxes.

As of December 31, 2012 the Company has repurchased outstanding senior notes for a total amount of U.S. $15.4 million (fair value). The difference between the carrying amount (U.S.$22.9 million) and the purchase price resulted in a gain of U.S.$7.5 million ($97,845 pesos) which was recognized in the consolidated statement of comprehensive loss.

NOTE 15 - FOREIGN CURRENCY POSITION:

Figures in this note represent thousands of US dollars.

The Company’s foreign-currency position (exclusive of the currency swaps) was as follows:

	December 31,	December 31,	January 1,
	2012	2011	2011
Assets
Short-term	$5,558	$37,641	$33,473
Long-term	2,470	3,895	—
	8,028	41,536	33,473
Liabilities
Short-term	15,700	12,123	12,648
Long-term	176,107	198,511	200,415
	191,807	210,634	213,063

Net (liabilities) - in dollars	(183,779)	$(169,098)	$(179,590)
Exchange rate at end of the year ($1 to the 1.00 dollar)	$13.01	$13.98	$12.36

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

NOTE 16 - DERIVATIVE FINANCIAL INSTRUMENTS:

At December 31, 2012 and 2011 the Company had four swaps with Bank Morgan Stanley, without receiving or settling any amount for such transactions. See Note 21. For all the active financial instruments (swaps), the Company will pay the computed interests of the notional settled in Mexican pesos on a semiannual basis, and will receive an interest income generated from the notional settled in dollars. As of December 31, 2012 and 2011 the swaps totaled $32.1 and $81.6 million, respectively, which was composed of the following derivatives:

Cross currency swaps:

				Loss for the year	Gain
				ended December	for the year ended
Counterparty	Received Leg	Payment Leg	Maturity	31, 2012	December 31, 2011
Bank Morgan Stanley SAS	37,500 USD @11% S/A	(478,125) MXN @ TIIE 28 + 4.57% S/A	December 15, 2014	$(9,087)	20,778
Bank Morgan Stanley SAS	37,500 USD @11% S/A	(478,125) MXN @ 12.75% S/A	December 15, 2014	(8,134)	21,969
Bank Morgan Stanley SAS	37,500 USD @11% S/A	(474,375) MXN@ TIIE 28 + 4.85% S/A	December 15, 2014	(15,370)	27,028
Bank Morgan Stanley SAS	37,500 USD @11% S/A	(474,375)MXN @ 12.91% S/A	December 15, 2014	(16,909)	25,399

For accounting purposes, these derivative instruments, although intended for hedging purposes from an economic perspective, have been designated as trading instruments as they do not comply with all the requirements to qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognized in the statement of operations for the year in which such changes occur, under financing cost.

NOTE 17 - LABOR OBLIGATIONS UPON RETIREMENT AND PERSONNEL EXPENSES:

As of December 31, 2012, December 31, 2011 and January 1, 2011 the Company has direct benefits payable for absences (noncumulative) amounting to $698, $878 and $593, respectively.

The Company has obligations and costs of seniority premiums for employees entitled to receive them and are recognized based on actuarial studies prepared by an independent third party specialist.

	For the year ended	For the year ended
	December 31, 2012	December 31, 2011
Net cost for the period:
Labor cost	$1,485	529
Financial cost	173	544
Actuarial (gain) loss, net	1,042	(167)
Settlement effect	(987)	(112)

Net cost for the period	$1,713	794

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

The following is the determination of liabilities for the benefits of the plans:

Retirement
Benefits
Seniority
Premium
Defined benefit obligation:
Defined benefit obligation at January 1, 2011	$1,691
Current service cost	529
Financial cost	544
Actuarial gains and losses	(167)
Effects of settlement	(112)

Defined benefit obligation at December 31, 2011	2,485

Current service cost	1,485
Financial cost	173
Actuarial gains and losses	1,042
Effects of settlement	(987)

Defined benefit obligation at December 31, 2012	$4,198

	Benefits
	December 31,	December 31,	January 1,
	2012	2011	2011

Discount rate reflecting the value of the current obligations	6.50%	7.64%	7.64%
Compensation increase rate	5.00%	5.50%	5.50%
Expected nominal rate on return of assets	N/A	N/A	N/A
Employee Remnant Average Labor Life (applicable to benefits upon retirement)	27.8 years	28 years	29.3 years

PERSONNEL EXPENSES

For the year ended December 31, 2012 the Company incurred in personnel expenses of $429.4 million compared to $454.2 million for the year ended December 31, 2011.

NOTE 18 - STOCKHOLDERS’ EQUITY:

Capital stock structure —

Under the Mexican Federal Telecommunications Law and the Foreign Investment Law, no more than 49% of the voting capital stock of a Mexican corporation holding a concession to provide local and long-distance telecommunications services may be held by foreigners.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

On April 11, 2002, the Company obtained authorization from the Foreign Investment Bureau (“Dirección General de Inversión Extranjera “) to increase its ability to issue limited voting shares up to 95% of its total capital stock. This authorization was endorsed on September 28, 2007, at the Company’s public offering.

As of December 31, 2012, December 31, 2011, and January 1, 2011 the shares representative of the Company’s capital stock are nominative, with no par value and were comprised as shown below:

	December 31,	December 31,	January 1,
Series and Class of Shares	2012	2011	2011
Issued and outstanding:
Series “A” Class I (fixed portion)	1,528,827	1,528,827	1,528,827
Series “A” Class II (variable portion)	788,290,002	788,290,002	788,290,002
Subtotal	789,818,829	789,818,829	789,818,829
Authorized shares not outstanding:
(treasury shares)

Series “A”	11,000,000	11,000,000	11,000,000

Total authorized shares	800,818,829	800,818,829	800,818,829

In the event of a reduction to the capital stock or to the share subscription premium any surplus of the amount reimbursed over the balances of the accounts of contributed capital, a tax equivalent to 30% shall be incurred, when paid in the future. The tax incurred shall be paid by the Company and may be credited against the Income Tax for the fiscal year, or the Income Tax for the two immediately following fiscal years.

As of December 31, 2012, December 31, 2011 and January 1, 2011, the Company’s capital stock was comprised as follows:

	December 31,	December 31,	January 1,
	2012	2011	2011

Capital stock	$4,814,428	$4,814,428	$4,814,428

On April 20, 2012, by means of resolutions adopted by the General Ordinary Shareholders Meetings, the shareholders approved the reclassification of the additional paid in capital for the amount of $817,054 million to the accumulated losses of the Company and the corresponding decrease of the accumulative losses.

Stockholders restrictions —

Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. As of December 31, 2012, the statutory reserve has not reached the required amount.

No dividends may be paid while the Company has not received the related amounts as dividends from subsidiary companies.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

NOTE 19 - STOCK BASED COMPENSATION:

On September, 2011, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the shareholders ratified the Executive Incentive Program. In this case a portion of the payments is awarded through shares, as described below:

•                  Employee Incentive Program.

a.                        The yearly incentive goal, which may be given to the Company’s officers and employees who are eligible under the scope of the Executive Incentive Program, is to reward management for reach the budgeted EBITDA for 2011, 2012 and 2013 through a variable incentive program short-term (annual) and medium term (three-year).

b.                        The minimum requirement for the incentives to be awarded is 85% of budgeted EBITDA for the company. A lower EBITDA generated no beneficiaries entitled to receive payment of the incentive plan.

It is also necessary to maintain minimum cash and a ratio of EBITDA to Debt at the end of each year. Lower values for the minimum amount of cash or debt ratio higher do not generate bonus payments.

c.                         The amount of the yearly incentive is based on the monthly salary multiplied by a predefined factor.

d.                        The yearly incentive is divided into three parts:

i.                            One part will be awarded through cash.

ii.        One part will be awarded through stock options in order to receive American Depositary Receipts (ADRs), Ordinary Certification Participates (CPOs) or any other instrument whose underlying values represent Maxcom’s capital stock (exercise price $0.01).

iii.       One part will be awarded through stock options in order to receive ADR’s, CPO’s or any other instrument whose underlying values represent Maxcom’s capital stock (exercise price average of the last 30 days).

On January, 2010, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the shareholders the compensation awarded to counselors and members of the Company’s different committees. In this case a portion of the payments is awarded through shares, as described below:

•                  Compensation for Directors and Committee members.

a.                        Directors and Committee members will receive each year options to purchase up to $120 in the form of CPOs, with the exception of the Chairman of the Board who will receive each year options to purchase up to $240 in the form of CPOs.

b.                        The Chairman of the Committee will receive each year options to purchase up to $180 in the form of CPOs.

The fair value of options for services rendered was determined using a binomial valuation model applying the Black & Scholes method.

The cost for the years ended December 31, 2012 and 2011, respectively was of $3,592, and $3,919. The compensation cost of the stock option for counselors and options for executives are recognized in shorter periods, because it corresponds to the payment of emoluments and performance bonds and its “fair value” fluctuates between 0.15 dollars and 0.38 dollars.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

The breakdown of the options granted and their vesting periods for the year ended December 31, 2012 are described below:

		Options to
	New	counselors and
	option plans	executive
	for employees	plans	Total

Options granted 2011	$3,056,460	$9,520,524	$12,576,984
Granted during the year	15,009,315	2,900,400	17,909,715
Options exercised in year	(1,886,400)	—	(1,886,400)
Options cancelled	(2,021 ,760)	(5,627,961)	(7,649,721)
Total options granted	14,157,615	6,792,963	20,950,578

	For the year ended	For the year ended
	December 31, 2012	December 31, 2011

Options authorized	$38,830,459	$22,566,580
Options granted	(20,950,578)	(12,576,984)
Options available	$17,879,881	$9,989,596

As of December 31, 2012 and 2011 changes in additional paid-in capital were as follows:

	For the year ended	For the year ended
	December 31, 2012	December 31, 2011

Stock option plan cost	$3,592	$3,919

NOTE 20 - COMMITMENTS AND CONTINGENT LIABILITIES:

As of December 2012, the Company has the following commitments:

a.      Operating lease agreements:

The Company maintains operating leases on buildings, sites, poles and office equipment. The Company recorded leasing expenses of $82,898 and $81,109 for the years ended December 2012 and 2011, respectively.

The schedule for estimated future minimum operating lease payments is as follows:

2013	$84,801
2014	51,338
2015	51,158
2016	52,298
2017	54,929

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

b.      Lease agreement for the building currently housing the Company’s corporate offices.

On September 1, 2005, the Company renewed its corporate lease agreement with maturity date on December 31, 2012. The surface leased is 7,922 square meters. The Company recorded a lease expense of $40,866 and $38,300 for the years ended December 31, 2012 and 2011, respectively.

The schedule for estimated future minimum lease agreement is as follows:

2013	$42,925
2014	1,314
2015	1,164
2016	1,115
2017	743

c.                    Geographic expansion commitment:

The agreement amending the national concession agreement to install and operate a public telecommunications network in Mexico, entered into on December 2, 2004, sets forth a capacity installation program to handle a certain number of lines by the end of 2006, and sets forth a geographic expansion commitment up until 2014.

In order for the concession to remain in effect, the Company is required to comply with the capacity installation and geographic expansion commitment discussed above, among other conditions.

As of the date of issuance of the financial statements, said commitment was fully covered, with no future commitments remaining.

d.                   Commitment related to frequency rights:

As of December 31, 2012, the Company complied with its obligation to submit to the SCT the renewal of the surety bonds for the fiscal year 2011, as per the commitments and obligations set forth in the concessions.

e.                    Commitment pertaining to the sale of capacity:

In October 2003, the Company entered into an agreement for the sale of optical fiber capacity with another telephone carrier in the amount of $22.5 million, which was recognized at the time of the sale as a prepaid charge of $13.5 million to render this service; the term of this agreement is 13 years. As of December 31, 2012, deferred revenue amounted to $6.9 million.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

In November 2007, the Company entered into an optical fiber capacity sale agreement with Grupo de Telecomunicaciones Mexicano in the amount of $13.4 million, where the Company recorded $7.6 million as deferred income generated from the services pending to be provided. This service started in October 2008. The termination date for this agreement is due in 5 years. As of December 31, 2012 and 2011, the balance pending to be incurred is $2 and 4.7 million, respectively.

In December 2008, the Company entered into an optical fiber capacity sale agreement with Megacable in the amount of $35.3 million, where the Company recorded $25.6 million as deferred income generated from the services pending to be provided. The termination date for this agreement is due in 10 years. As of December 31, 2012 and 2011, the balance pending to be incurred is $16.5 and $18.5 million, respectively.

In September 2009, the Company entered into an optical of fiber capacity sale agreement with Cablevision in the amount of $8.6 million, where the Company recorded $6.3 million as deferred income generated from the services pending to be provided. The termination date for this agreement is due in 10 years. As of December 31, 2012 and 2011, the balance pending to be incurred is $4.2 and $4.9 million, respectively.

f.                Comisión Federal de Electricidad (CFE):

On June 23, 1999, the Telereunion entered in a lease infrastructure agreement with the CFE which due date will be within 30 years, in the amount approximate amount of $38.7 million.

After a lawsuit sentence, on January 9, 2007, Telereunion and CFE agreed that Telereunion should pay the approximate amount of $39.7 million that was originated from the 30 years lease infrastructure agreement that should have been paid in advance.

The lawsuit sentence pointed out that the amount owned to CFE plus actualization charges should have been paid on November 29, 2008, even though the computed interest should have been paid in 4 semiannual installments since November 29, 2007. This amount was paid by Telereunion on November 27, 2008.

Within the acquisition agreements between Telereunion, and Grupo VAC, this last mentioned agreed to grant a loan to Telereunion in order to pay the amount owned to CFE. This loan will be paid to Grupo VAC in monthly installments not greater than $110, from the effective date of the agreement and throughout the next 30 years. The loan will bear an interest rate per annum equal to TIIE plus 300 basis points.

The account payable to Grupo VAC as of December 31, 2012 and 2011, in regards of the short term portion related to the abovementioned loan is included within the “Accounts payable” caption totaled $1,276 and $1,417, respectively; while the non-current portion is included within the “Long-term Other account payable” caption totaled $25,203 and $25,579, respectively.

g.               The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company’s financial position and results of operations.

h.              In accordance with Mexican tax law, the tax authorities are entitled to examine transactions carried out during the five years prior to the most recent income tax return filed.

i.                  In accordance with the Income Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm’s-length transactions.

j.                 Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

k.              The tax authorities are conducting a direct examination of certain Company operations. At December 31st, 2012, this examination is still in progress. Management of the Company and their legal counsel do not anticipate that this examination will result in significant additional assessments.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

NOTE 21 — SUBSEQUENT EVENTS:

On December 4, 2012, the Company entered into a Recapitalization Agreement with Ventura Capital Privado, S.A. de C.V. (“Ventura Capital”) acting on behalf of a group of investors that formed and are beneficiaries of Trust Number 1387 (the “Purchaser”) and that is controlled by Javier Molinar Horcasitas and Enrique Castillo Sanchez Mejorada, the trustee of which is Banco Invex S.A., Institucion de Banca Multiple, Invex Grupo Financiero (“Trust Number 1387”), and the beneficiaries of which are Ricardo Guillermo Amtmann, Javier Molinar Horcasitas, Enrique Castillo Sanchez Mejorada, Henry Davis Carstens, Alberto Martin Soberon and certain other beneficiaries. Pursuant to the Recapitalization Agreement, the Purchaser, will offer to purchase for cash any and all of the Company’s outstanding Shares at a price of $0.9666 per Share, CPOs at a price of $2.90 per CPO and ADSs at a price of $20.30 per ADS in the public equity tender offer upon authorization of the Comisión Nacional Bancaria y de Valores (“CNBV”). Such authorization was obtained on February 8, 2013. During 2013, Maxcom also agreed to commence to exchange its outstanding 11% Senior Notes due 2014 for its Step-Up Senior Notes due 2020 (“Exchange Offer”) and related consent solicitation within five business days after CNBV approval of the equity tender offer. As part of the transaction, the Purchaser, will also subscribe a capital increase of at least US$22 million dollars or more. The Recapitalization Agreement is subject to various conditions, including the completion of the Exchange Offer of the Senior Notes.

On February 8, 2013, the Company cancelled the asset position of its derivative financial instruments. As a result, the Company received US$1.8 million from the counterparty.

NOTE 22— EXPLANATION TO TRANSITION TO IFRS:

As stated in Note 4(a), these are the Company’s first consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in Note 5 were applied in preparing the financial statements for the year ended December 31, 2012, the comparative information presented in these financial statements for the years ended December 31, 2012 and 2011, and in the preparation of an opening IFRS statement of financial position at 1 January 2011 (the Company’s date of transition).

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Mexican Financial Reporting Standard (MFRS) (its previous GAAP). An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

At the transition date, the Company applied the following mandatory exceptions to retrospective application of IFRS, as required by IFRS 1. Other mandatory exceptions were not applicable.

a.         Accounting estimates - The accounting estimates made under MFRS as of January 1, 2011, are consistent with estimates made under IFRS and therefore were not adjusted retrospectively.

The Company has also selected the following voluntary exemptions for retrospective application of IFRS, as permitted by IFRS 1:

a.         Business Combinations — The Company applied the business combination exemption under IFRS 1. Therefore, IFRS 3, Business Combinations, was not retrospectively applied to business combinations that occurred before January 1, 2011.

b.         Deemed cost - The Company applied the deemed cost exemption under IFRS 1. Therefore, the value of certain items of telephone network systems and equipment is equal to depreciated cost under IFRS, as adjusted to reflect revaluations recorded under MFRS.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

c.          Employee benefits—The Company applied the employee benefits exemption. Therefore, it recognized all of the accumulated actuarial gains and losses at the transition

d.         Borrowing costs - The Company applied the borrowing cost exemption, for which reason it did not modify amounts it has capitalized with respect to borrowing costs under MFRS, and instead applied the provisions of IAS 23, Borrowing Costs, prospectively beginning with its transition date.

e.          Share based payments — The Company did not apply IFRS 2, Share based payment, to equity instruments in share-based payment transactions that were granted on or before 7 November 2002, nor has it been applied to equity instruments granted after 7 November 2002 that vested before 1 January 2011. Further, the standard has not been applied to awards that were modified before 1 January 2011.

There were no material adjustments to the statement of cash flows.

Reconciliation of equity

			Effect of			Effect of
			transition to		December 31,	transition to	December 31,
		January 1, 2011	IFRS	January 1, 2011	2011 Previous	IFRS	2011
	Notes	Previous GAAP	January 1, 2011	IFRS	GAAP	December 31, 2011	IFRS
Assets
Current assets:
Cash and cash equivalents (note 8)		375,224	—	375,224	396,580	—	396,580
Derivative financial instrument (note 16)	b.	3	(3)	—	29,522	(1,939)	27,583
Accounts receivable— net (note 9)		714,661	—	714,661	654,740	—	654,740
Value added tax recoverable		166,465	—	166,465	88,554	—	88,554
Other sundry debtors		67,719	—	67,719	46,236	—	46,236
Inventory — net		25,678	—	25,678	8,895	—	8,895
Prepaid expenses — net		31,647	—	31,647	25,109	—	25,109
Total current assets		1,381,397	(3)	1,381,394	1,249,636	(1,939)	1,247,697
Non-current assets:
Telephone network systems and equip — net (note 11)	e.f.	4,391,994	(160,156)	4,231,838	4,113,873	(157,566)	3,956,307
Intangible assets — net (note 12)	c.	260,494	(84,709)	175,785	196,480	(69,061)	127,419
Deferred income taxes — net (note 10)	h.	—	—	—	19,612	(6,724)	12,888
Prepaid expenses — net		6,881	—	6,881	—	—	—
Guaranty deposits		7,526	—	7,526	7,709	—	7,709
Derivative financial instruments (note 16)	g.	—	—	—	54,459	(401)	54,058
Other assets		2,151	—	2,151	2,151	—	2,151
Total long lived assets		4,669,046	(244,865)	4,424,181	4,394,284	(233,752)	4,160,532
Total assets		6,050,443	(244,868)	5,805,575	5,643,920	(235,691)	5,408,229
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable		346,204	—	346,204	215,773	—	215,773
Accruals		33,724	—	33,724	19,701	—	19,701
Current installments of obligations under capital leases		1,693	—	1,693	2,975	—	2,975
Customer deposits		2,158	—	2,158	2,051	—	2,051
Other taxes payable		54,127	—	54,127	34,626	—	34,626
Accrued interests (note 14)		12,705	—	12,705	14,372	—	14,372
Total current liabilities		450,611		450,611	289,498		289,498
Non-current liabilities:
Derivative financial instruments (note 16)	g.	5,137	8,397	13,534	—	—	—
Senior notes (note 14)	c.	2,471,420	(38,538)	2,432,882	2,774,761	(30,474)	2,744,287
Installments of obligations under capital leases		4,920	—	4,920	6,141	—	6,141
Other accounts payable	e.	91,780	(43,408)	48,372	39,650	—	39,650
Labor obligations upon retirement (note 17)	d.	27,294	(25,603)	1,691	35,565	(33,080)	2,485
Other long term liabilities			34,351	34,351	39,252	(10,907)	28,345
Deferred income taxes — net (note 10)	h.	8,755	4,480	13,235		—	—
Total long-term liabilities		2,609,306	(60,321)	2,548,985	2,895,369	(74,461)	2,820,908
Total liabilities		3,059,917	(60,321)	2,999,596	3,184,867	(74,461)	3,110,406
Shareholders’ equity (notes 18 and 19)
Capital stock	a.	5,410,244	(595,816)	4,814,428	5,410,244	(595,816)	4,814,428
Additional paid-in capital		813,135	—	813,135	817,054	—	817,054
Accumulated losses	i.	(3,231,791)	411,269	(2,820,522)	(3,768,245)	434,586	(3,333,659)
Repurchase of shares		(1,062)	—	(1,062)	—	—	—
Total shareholders’ equity		2,990,526	(184,547)	2,805,979	2,459,053	(161,230)	2,297,823
Total liabilities and shareholders’ equity		6,050,443	(244,868)	5,805,575	5,643,920	(231,211)	5,408,229

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

Reconciliation of comprehensive income for the year ended December 31, 2011.

			Effects of
			transition to
			IFRS
	Notes	Previous GAAP	December 31, 2011	IFRS
Net revenues (note 7)		2,375,941		2,375,941

Network operating costs		770,257		770,257
Selling, general and administrative expenses	d.	803,019	(7,475)	795,544
Depreciation and amortization	e.f.	680,678	(12,023)	668,655
Other expenses		123,761		123,761
Restructuring charges		8,129		8,129

Total operating costs and expenses		2,385,844		2,366,346

Operating (loss) income		(9,903)		9,595

Finance cost
Interest expenses		(297,497)		(297,497)
Interest income		2,748		2,748
Foreign currency loss		(330,576)	6,062	(324,514)
Exchange (income) loss, net		81,641		81,641
Total finance result		(543,684)		(537,622)

Loss before income taxes		(553,587)		(528,027)

Income taxes (benefit) expense (note 10):	h.	(17,134)	2,244	(14,890)

Net loss and comprehensive loss for the year		(536,453)		(513,137)

(Loss) and comprehensive (Loss) per share:
Basic (loss) per common share (pesos)		(0.68)		(0.65)
Diluted (loss) per common share (pesos)		(0.66)		(0.63)

Weighted average basic shares (thousands)		789,819		789,819
Weighted average diluted shares (thousands)		812,882		812,882

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

Notes to the reconciliations

a.                            According to IFRS 29, Financial Reporting in Hyperinflationary Economies, When an economy ceases to be hyperinflationary and an entity discontinues the preparation and presentation of financial statements prepared in accordance with this Standard, it shall treat the amounts expressed in the measuring unit current at the end of the previous reporting period as the basis for the carrying amounts in its subsequent financial statements. The Mexican economy ceased to be hyperinflationary in 1999 and, consequently, inflationary effects that were recognized by the Company from 1999 until December 31, 2007 under MFRS were reversed.

b.                            According to IAS 39, Financial Instruments: Recognition and Measurement (for entities that have not yet adopted IFRS 9), an embedded foreign currency derivative in a host contract that is not a financial instrument is closely related to the host contract provided it is not leveraged, does not contain an option feature, and requires payments denominated in a currency that is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place (e.g. a relatively stable and liquid currency that is commonly used in local business transactions or external trade), therefore, the embedded derivative is not accounted for separately from the host contract. Therefore, the effects of the embedded derivative that were recognized by the Company under MFRS were reversed.

c.                             According to IAS 39, when a financial liability is recognized initially, an entity shall measure it at its fair value less, in the case of a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Under MFRS, the Company recognized an asset for these costs amortizing it using the straight-line method. Therefore, the asset and its amortization recognized by the Company under MFRS were reversed. After initial recognition, an entity shall measure financial liabilities at amortized cost using the effective interest method. Therefore, the Company recalculated the financial liability using the accrual of interest effective interest method.

d.                            According to IAS 19, Employee Benefits, an entity shall recognize termination benefits as a liability and an expense when, and only when, the entity is demonstrably committed to either: terminate the employment of an employee or group of employees before the normal retirement date; or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. Since the Company is not demonstrably committed the effects of the termination liability recognized by the Company under MFRS were reversed.

e.                             According to IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, changes in the measurement of an existing decommissioning, restoration and similar liability that result from changes in the discount rate, when the related asset is measured using the cost model shall be added to, or deducted from, the cost of the related asset in the current period. Therefore the Company calculated the corresponding effects from changes in the discount rate and recognized them in the carrying value of the asset and its related liability.

f.                              According to IFRS 1, A first-time adopter may elect to use a previous GAAP revaluation of an item of property, plant and equipment at, or before, the date of transition to IFRS as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to fair value; or cost or depreciated cost in accordance with IFRS, adjusted to reflect, for example, changes in a general or specific price index. IFRS does not restrict the use of fair value as deemed cost to entire classes of asset. The Company elected to use previous GAAP revaluation for the value of certain items of telephone network systems and equipment as deemed cost.

g.                             According to IAS 39, when measuring the fair value of a liability, the effect of the entity’s credit risk (credit standing) and any other factors that might influence the likelihood that the obligation will or will not be fulfilled should be taken into account. Therefore the Company calculated the corresponding effects of the credit risk in the fair value measurement and recognized them in the carrying value of the derivative financial instrument.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
as of December 31, 2012 and 2011 and January 1, 2011,
and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

h.                            According to IAS 12, Income taxes, the deferred tax was re-calculated using the carrying amount of the assets and liabilities under IFRS.

i.                                All the effects of transition to IFRS were recorded in retained earnings.

j.                               Reclassifications were performed to present lines in the statement of comprehensive income according to IAS 1, Presentation of Financial Statements.

NOTE 23 — NEW ACCOUTING PRINCIPLES

The Company has not applied the following new and revised IFRS that have been issued but are not yet effective:

IFRS 7 ‘Financial Instruments: Disclosures’; effective for periods beginning on or after July 1, 2011. The amendment requires additional quantitative and qualitative disclosures relating to transfers of financial assets when financial assets are not derecognized in their entirety, or when they are derecognized in their entirety but the entity has continuing involvement in them.

IAS 19 ‘Employee Benefits’; effective for periods beginning on or after January 1, 2013. The revised standard has eliminated the use of the corridor approach and instead mandated immediate recognition of all re-measurements of the defined benefit liability (asset) including gains and losses in other comprehensive income.

IFRS 10 ‘Consolidated Financial Statements’; effective for periods beginning on or after January 1, 2013. The standard replaces the guidance on control and consolidation in IAS 27 and SIC 12 Consolidation — special purpose entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they were a single entity remains unchanged, as do the mechanics of consolidation.

IFRS 12 ‘Disclosures of Interests in Other Entities’; effective for periods beginning on or after January 1, 2013. The standard requires enhanced disclosures of the nature, risks and financial effects associated with the Company’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13 ‘Fair value measurement’; effective for periods beginning on or after January 1, 2013. The standard explains how to measure fair value and aims to enhance fair value disclosures. The standard does not change the measurement of fair value but codifies it in one place.

Amendments to standards

Effective date of May 2012 amendments (Annual Improvements 2009-2011 Cycle):

IAS 1 ‘Presentation of Financial Statements’, clarification of the requirements for comparative information.

IAS 16 ‘Property, plant and equipment’, classification of servicing equipment.

IAS 32 ‘Financial Instruments: Presentation’ , clarifies that tax effect of a distribution to holders of equity instruments should be accounted for in accordance with IAS 12 “Income Taxes”.

IAS 34 ‘Interim Financial Reporting’, Clarifies interim reporting of segment information for total assets in order to enhance consistency with the requirements in IFRS 8 ‘Operating Segments’.